UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 OF THE SECURITIES
EXCHANGE ACT OF 1934

For the month of July, 2008

Commission File Number 000-5149

CONTAX PARTICIPAÇÕES S.A.
(Exact name of Registrant as specified in its Charter)

Contax Holding Company
(Translation of Registrant's name in English)

Rua do Passeio, 56 – 16th floor
Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☑

Consolidated Earnings Release
Second Quarter 2008
Rio de Janeiro, July 29, 2008

CTAX3: R$ 53.01
CTAX4: R$ 45.78
CTXNY: US$ 1.35
Market Cap: R$ 768 million
June 30, 2008

Second Quarter 2008

The following financial and operating information is presented pursuant to Brazilian Corporate Law except where otherwise stated.

Contents

Highlights	3
Main Indicators	4
Operating Performance	4
Workstations	4
Employees	5
Financial Performance	5
Net Revenue from Services Rendered	6
Cost of Services Rendered and Operating Expenses	8
Selling, General and Administrative Expenses	9
EBITDA	9
Depreciation	11
Net Financial Result	11
Net Income	12
Net Cash (Cash – Debt)	12
Investments (CAPEX)	13
Share Performance	13
Financial Statements	16
Balance Sheet	17

About Contax

Contax Participações S.A. (Bovespa: CTAX3 and CTAX4; OTC: CTXNY) is the largest outsourced contact center company in Brazil, specialized in the development, implementation and operation of complex contact centers for the purpose of assisting clients in improving their relationship with their consumers and maximize the value of the services rendered. Contax currently has a portfolio of around 50 clients and its business strategy is focused on the development of long-term relationships with large companies in diverse market sectors including telecommunications, finance, utilities, retail and government. Contax offers a variety of communication channels to interact with clients. In June 2008, the Company had over 65,000 employees and around 29,000 workstations in 24 contact centers in Brazil.

IR Contacts

Bruno Priuli
+55 (21) 3131-0486

Sara Lizi
+55 (21) 3131-0692

Michel Sarkis
+55 (21) 3131-0009

ri@contax.com.br

www.contax.com.br

Highlights

  Contax continued to expand its business through growth with existing clients in the 2Q08, as well as, signing three new contracts with clients in the debt collection service.

  In June, Contax inaugurated the Riachuelo site in Rio de Janeiro, creating almost 500 workstations.

  In August, the company plans to launch a new site in São Paulo with the capacity for 3,300 workstations, aiming to keep pace with its strong business expansion.

  Contax closed the quarter with 28,734 workstations, 18.6% up on June/07 and 2.1% up on March/08.

  The workforce totaled 64,933 at the end of June, a growth of 21.9% over June/07 and 3.1% over March/08.

  Net Revenue in the quarter came to R$ 414.3 million, 26.9% up year-on-year and 5.8% higher than in the 1Q08. First-half revenue totaled R$ 805.7 million, a 28.8% improvement over the first six months of 2007.

  EBITDA amounted to R$ 51.4 million in the 2Q08, respective increases of 20.9% and 7.4% over the 2Q07 and 1Q08. The EBITDA margin stood at 12.4%, 0.6 p.p. down year- on-year and 0.2 p.p. up from the previous quarter.

  On June 12, 2008, the Company received the fourth tranche of the R$ 216.5 million BNDES loan in the amount of R$ 61.8 million, totaling so far R$ 211.8 million.

  The Extraordinary Shareholders’ Meeting of June 17 decided to increase the maximum number of seats on the Board of Directors from 11 to 13. The same Meeting elected the new members of the Board and their alternates.

  Contax received further recognition for the excellence of its services. On May 12, it was elected the best Call Center Company of the year by Abemd (the Brazilian Direct Marketing Association) and on May 26 it was named Best Contact Center of the Year at the 9th edition of the Customer Service Excellence Awards, sponsored by Consumidor Moderno magazine.

Main Indicators

				QUART.		ANNUAL

Key Indicators	2Q08	1Q08	2Q07	∆ R$	∆ %	∆ R$	∆ %

Workstations[1]	28,734	28,154	24,233	580	2.1%	4,501	18.6%

Employees[1]	64,933	62,984	53,260	1,949	3.1%	11,673	21.9%

Net Revenues[2]	414.3	391.4	326.3	22.9	5.8%	87.9	26.9%

EBITDA[2]	51.4	47.9	42.5	3.6	7.4%	8.9	20.9%

%EBITDA	12.4	12.2	13.0	0.2	0,2 p.p.	(0.6)	-0,6 p.p.

Cash1/2	341.4	288.6	201.3	52.9	18.3%	140.1	69.6%

Debt1/2	212.8	150.6	-	62.2	41.3%	212.8	n.m.

Capex[2]	35.4	25.9	26.6	9.5	36.7%	8.8	32.9%

Key Indicators	1H08	1H07	Chg.	Chg. %

Workstations[1]	28,734	24,233	4,501	18.6%

Employees[1]	64,933	53,260	11,673	21.9%

Net Revenues[2]	805.7	625.4	180.3	28.8%

EBITDA[2]	99.3	78.8	20.5	26.1%

%EBITDA	12.3	12.6	(0.3)	-0.3 p.p.

Cash1/2	341.4	201.3	140.1	69.6%

Debt1/2	212.8	-	212.8	n.m.

Capex[2]	61.3	31.0	30.3	97.7%

1- Final position in each period
2- R$ Million
n.m. not measured

Operating Performance

Workstations

For several quarters now the Company has been recording a continuous increase in the number of workstations and this quarter was no exception. The Company closed June with 28,734 workstations, growth of 18.6% over June/07 and 2.1% over March/08. The upturn was due to the expansion of operations with existing clients as well as new additions of services with our client base. Non-telecommunications clients recorded year-on-year growth of 20.8%, accounting for 60% of total period expansion, reflecting the high quality of the Company’s services and the healthy performance of the economy, particularly in the sectors that make use of contact center services.

Employees

The workforce totaled 64,933 at the close of the 2Q08, 21.9% up on June/07 and 3.1% more than March/08, boosted by the higher volume of services rendered and the operational expansion of some of our sites, especially in Minas Gerais, São Paulo and Pernambuco.

It is worth noting that in the June/08 publication of the largest business magazine in Brazil, Exame, in their Maiores e Melhores de 2007 edition, Contax was ranked as “Brazil’s 2nd Largest Employer” in the private sector, underlining its important social role in the country’s development.

Financial Performance

				QUART.		ANNUAL

R$ Thousand	2Q08	1Q08	2Q07	∆ R$	∆ %	∆ R$	∆ %

Net Revenues	414,268	391,399	326,346	22,869	5.8%	87,922	26.9%

Cost of services	(337,031)	(320,722)	(263,151)	(16,309)	-5.1%	(73,880)	-28.1%

Personnel	(263,332)	(250,030)	(206,357)	(13,302)	-5.3%	(56,975)	-27.6%

Third-party	(48,084)	(45,316)	(36,738)	(2,768)	-6.1%	(11,346)	-30.9%

Rent and Insurance	(22,963)	(22,272)	(18,258)	(691)	-3.1%	(4,705)	-25.8%

Other	(2,652)	(3,104)	(1,798)	452	14.6%	(854)	-47.5%

SG&A	(21,646)	(19,646)	(16,976)	(2,000)	-10.2%	(4,670)	-27.5%

Other Oper.Inc.&Exp., net	(4,161)	(3,159)	(3,675)	(1,002)	-31.7%	(486)	-13.2%

EBITDA	51,430	47,872	42,544	3,558	7.4%	8,886	20.9%

Deprec. & Amort.	(17,284)	(16,136)	(34,366)	(1,148)	-7.1%	17,082	49.7%

EBIT	34,146	31,736	8,178	2,410	7.6%	25,968	317.5%

Financ. Res., net	430	106	1,457	324	305.7%	(1,027)	-70.5%

Non-Operating Result	(126)	14	(2)	(140)	n.m.	(124)	n.m.

Income before inc.tax	34,450	31,856	9,633	2,594	8.1%	24,817	257.6%

Inc. Tax & Social Contr.	(11,987)	(10,759)	(3,529)	(1,228)	-11.4%	(8,458)	-239.7%

Net Income	22,463	21,097	6,104	1,366	6.5%	16,359	268.0%

n.m. not measured

Year to Date Comparison

R$ Thousand	1H08	1H07	∆ R$	∆ %

Net Revenues	805,667	625,367	180,300	28.8%

Cost of Services	(657,753)	(503,098)	(154,655)	-30.7%

Personnel	(513,362)	(396,641)	(116,721)	-29.4%

Third-party	(93,400)	(69,037)	(24,363)	-35.3%

Rent and Insurance	(45,235)	(34,121)	(11,114)	-32.6%

Other	(5,756)	(3,299)	(2,457)	-74.5%

SG&A	(41,292)	(33,766)	(7,526)	-22.3%

Other Oper.Inc.&Exp., net	(7,320)	(9,743)	2,423	24.9%

EBITDA	99,302	78,760	20,542	26.1%

Deprec. &Amort.	(33,420)	(47,877)	14,457	30.2%

EBIT	65,882	30,883	34,999	113.3%

Financ. Res., net	536	3,015	(2,479)	-82.2%

Non-Operating Result	(112)	95	(207)	-217.9%

Income before inc.tax	66,306	33,993	32,313	95.1%

Inc.tax & Social Contr.	(22,746)	(11,844)	(10,902)	-92.0%

Net Income	43,560	22,149	21,411	96.7%

Net Revenue from Services Rendered

Net Revenue totaled R$ 414.3 million in the 2Q08, growth of 26.9% or R$ 87.9 million year-on-year, fueled by: (i)increase in operational volume (R$ 70.9 million) from new and existing clients; and (ii) contractual price adjustments (R$ 17.0 million) to reflect cost hikes. Non-telecommunications sectors continued to record substantial revenue growth, climbing 27.8% year- on-year in the 2Q08 and closing with a 50.2% share of total revenue (versus 49.8% in the 2Q07).

In relation to the previous quarter, net revenue moved up 5.8% , or R$ 22.9 million, primarily due to higher business volume and the adjustment of certain contracts, generating an impact in the period of R$ 5 million.

It is worth noting that “Customer Services” continued to account for the biggest portion of net revenue, accounting for 59.6% of the total (versus 60.2% in the 1Q08), followed by “Telemarketing” and “Debt Collection”, with 18.2% and 15.5%, respectively. The positive outlook for Brazil, with a generalized upturn in economic activity and a constant credit expansion, points to strong demand for the Company’s services, especially credit recovery, where Contax has been expanding its collection activities to cover bills with longer overdue periods.

Cost of Services Rendered and Operating Expenses

In the 2Q08, the Cost of Services Rendered totaled R$ 337.1 million, an R$ 73.9 million or 28.1% year-on-year increase. This upturn was mainly due to higher personnel expenses (78.1% of quarterly costs), which climbed by R$ 57.0 million or 27.6%, basically reflecting the increase in the volume of services rendered. This increase is due to the expansion of the workforce with an impact of R$ 45.7 million, as well as the 2007 collective wage agreement for R$ 8.0 million and also with the recruitment and training costs accounting for R$ 2.8 million (including personnel for new operations that began in the quarter).

Expenses related to third-party services increased by R$ 11.3 million or 30.9% year-on-year, due to the R$ 6.3 million upturn in technological equipment maintenance and a R$ 5.1 million increase in facilities-related costs (electricity, water, security and cleaning), chiefly as a result of business growth associated with the operational start-up of four new sites between June 2007 and March 2008 (São Paulo, Rio de Janeiro, Belo Horizonte and Recife), and the sophistication of our technological installations, fueled by the strong 2007 expansion of an important client in the financial sector, which also reflected in higher revenue.

Rent and insurance expenses increased by R$ 4.7 million or 25.8%, also reflecting the higher number of sites and the contractual adjustments, plus the rental of third-party infrastructure to meet client demand while new sites are being built.

In relation to the previous quarter, the Cost of Services Rendered increased by R$ 16.4 million or 5.1% , with an R$ 13.3 million increase in personnel expenses, due to the higher average number of employees needed for the new operations, provisions for employees’ profit sharing and provisions of R$ 2.5 million related to the 2008-09 collective wage agreement. In addition, expenses related to third-party services moved up by R$ 2.8 million due to the R$ 1.7 million upturn in maintenance and facilities-related costs and R$ 0.8 million in postage from the expansion of its collection activities to cover bills with longer overdue periods.

Selling, General and Administrative Expenses

SG&A expenses totaled R$ 21.6 million in the 2Q08, 27.5% or R$ 4.7 million up on the 2Q07, primarily a result of the R$ 3.3 million upturn in personnel expenses, accompanying business growth, and the R$ 1.3 million increase in expenses from third-party services, basically related to marketing and consulting.

In quarter-over-quarter terms, SG&A expenses increased by R$ 2.0 million, or 10.2%, largely due to the R$ 1.2 million growth in expenses from third-party services, essentially marketing and consulting related, and a R$ 0.7 million upturn in personnel expenses.

EBITDA

Second-quarter EBITDA totaled R$ 51.4 million, 20.9% and 7.4% up on the 2Q07 and 1Q08, respectively. The EBITDA margin stood at 12.4% ,0.6 p.p. down year-on-year and 0.2 p.p. up on the previous quarter. The year-to-date EBITDA margin came to 12.3%, versus 12.6% in the 1H07.

				QUART.	ANNUAL
EBITDA Reconciliation	2Q08	1Q07	2Q07	∆ %	∆ %

Net Income (Loss)	22,463	21,097	6,104	6%	268%

(+) Deferred Income taxes	11,987	10,759	3,529	-11%	-240%

(+) Financial Expenses (Revenues)	(430)	(106)	(1,457)	306%	-70%

(+) Depreciation	17,284	16,136	34,366	-7%	50%

(-) Non-operating Results / Extraordinary Itens	126	(14)	2	n.m	n.m.

EBITDA	51,430	47,872	42,544	7%	21%

EBITDA Margin	12.4%	12.2%	13.0%	0,2 p.p.	-0,6 p.p.

n.m. not measured

The main factors impacting the year-on-year EBITDA margin variation were:

i) gain of 4.3 p.p. from contractual adjustments due to cost increases;

ii) loss of 4.5 p.p. from the impact of raise in salaries resulting from the 2007 collective wage agreement and the cost of expanding operations, given that new employees must pass through an initial training period; and

iii) loss of 0.3 p.p. due to higher third-party expenses, mainly related to plant and facility maintenance, incurred due to business expansion and the increasing technological sophistication of client solutions.

The main factors influencing the 0.2 p.p. improvement in the quarter-over-quarter EBITDA margin were:

i) gain of 0.9 p.p. due to service contract adjustments;

ii) loss of 0.7 p.p. from increased personnel expenses, pushed by higher service volume, provisions for profit sharing and raise in salaries due to the wage collective agreement; and

iii) loss of 0.2 p.p. from higher contingency provisions, especially labor-related.

Depreciation

Depreciation totaled R$ 17.3 million in the 2Q08, R$ 17.1 million or 49.7% down year-on-year. It is worth remembering, however, that there was a non-recurring impact of close to R$ 18 million in the 2Q07 caused by the depreciation of assets which were already fully depreciated based on the new working life evaluated by the technical report of May 7, 2007 (see the 2Q07 Earnings Release for more details).

In relation to the previous quarter, the figure moved up by R$ 1.1 million due to investments to support business growth.

Net Financial Result

The 2Q08 Net Financial Result was R$ 430 thousand versus R$ 1.5 million in the 2Q07. The R$ 1.0 million reduction was chiefly due to the decline in available cash due to the share buyback programs in 2007, coupled with lower period yields. Expenses from the monetary restatement of contingencies also moved up, although these were partially offset by the elimination of the CPMF financial transaction tax.

In comparison with the previous quarter, the net financial result climbed by R$ 324 thousand, mainly due to the increase in the average amount of cash available and higher investment yields, partially offset by interest payments on the BNDES loan.

Net Income

Net income totaled R$ 22.5 million, 268.0% or R$ 16.4 million up year-on-year, chiefly due to reduced depreciation and a higher EBITDA, as previously explained.

In comparison with the 1Q08, net income moved up 6.5% or R$ 1.4 million, basically due to EBITDA growth, partially offset by the increase in income tax generated by the higher gross profit.

Net Cash (Cash – Debt)

Cash availability at the end of the 2Q08 was of R$ 341.4 million, versus R$ 288.6 million at the end of the 1Q08. The R$ 52.8 million increase was essentially due to the release in June of the fourth tranche of the R$ 216.5 million BNDES loan in the amount of R$ 61.8 million, totaling so far R$ 211.8 million.

Net cash stood at R$ 128.7 million, R$ 9.3 million down from March/08, chiefly due to period dividend payments.

Quarterly investments were compatible with period cash flow, which totaled R$ 27.9 million.

Investments

Second-quarter investments totaled R$ 35.4 million, versus R$ 26.6 million in the 2Q07 and R$ 25.9 million in the 1Q08. Of this total, R$ 25.4 million went to activities related to the growth of the business. Year-to-date investments came to R$ 61.3 million, versus R$ 31.0 million in the first half of 2007.

Contax continued to invest strongly in business growth, exemplified by the inauguration of another site in Rio de Janeiro, which demanded investments in infrastructure to ensure sufficient capacity, and the final works related to a new site in São Paulo with capacity for 3,300 workstations. Other investments went to expanding the operations of certain clients in Minas Gerais, São Paulo and Pernambuco.

						QUART.	ANNUAL	SEM.
(R$ Million)	2Q08	1Q08	2Q07	2H08	2H07	∆ %	∆ %	∆ %

Growth Revenue	25.4	20.3	23.7	45.7	27.0	25%	7%	69%

Reinvestments	7.3	2.0	2.1	9.3	3.1	265%	248%	200%

Others	2.7	3.6	0.8	6.3	0.9	-25%	238%	600%

Total Investment	35.4	25.9	26.6	61.3	31.0	37%	33%	98%

Share Performance

The 2Q08 was marked by intense financial market volatility. When Brazil received its long-awaited promotion to investment grade by the international ratings agencies Standard & Poor’s and Fitch in April and May, respectively, the Bovespa Index (Ibovespa) moved up strongly, reaching record levels in May, led as well by commodity firms. However, the trend was not sustained due to international market instability, with an across-the-board upturn in commodity prices and consequent inflationary pressure worldwide, as well as increased risk aversion from the qualified institutional investors.

Despite the intense volatility the Ibovespa closed the second quarter 6.6% up, while Contax’s preferred shares jumped by a hefty 19.9%, three times more than the country’s main index (Ibovespa).

On the other hand, the common shares suffered from sales made by small-scale investors, especially the sale of a block of shares in the final trading session of June, which triggered a 7.8% price slide. As a result, the common shares closed the quarter 11.7% down.

The Company’s ADRs performance was even better, appreciating by 32.4% in the 2Q08, while the Dow Jones index fell by 7.4% .

	2Q08	1Q08	2Q07	∆. % QUART.	∆. % ANNUAL

Number of Shares ('000)	15,857	15,857	18,223	-	-13.0%

Market Cap (R$ Million)	768.0	732.6	850.0	4.8%	-9.6%

Price*

CTAX3 (R$)	53.01	60.00	63.60	-11.7%	-16.7%

CTAX4 (R$)	45.78	38.19	47.80	19.9%	-4.2%

CTXNY (US$)	1.35	1.02	1.11	32.4%	21.6%

Bovespa	65,018	60,968	54,392	6.6%	19.5%

Dow Jones	11,350	12,263	13,409	-7.4%	-15.4%

Avg. Daily Vol. of Shares

CTAX3	4,271	3,833	10,259	11.4%	-58.4%

CTAX4	44,773	43,332	49,079	3.3%	-8.8%

CTXNY	58,675	97,407	27,142	-39.8%	116.2%

Avg. Daily Finacial Vol. ('000)

CTAX3 (R$)	215.8	261.7	629.2	-17.5%	-65.7%

CTAX4 (R$)	1,907.9	2,036.2	2,053.8	-6.3%	-7.1%

CTXNY (US$)	58.7	94.9	27.1	-38.2%	116.2%

*Quarter ending
Source: Bloomberg

Disclaimer

The information contained in this document relating to business prospects, estimates of operating and financial results, and the growth prospects of Contax are merely projections and, as such, are based exclusively on Management’s expectations concerning the future of the business. Such forward-looking statements substantially depend on changes in market conditions, the performance of the Brazilian economy and the industry, and international markets and are therefore subject to change without prior notice.

Financial Statements (R$ Thousand)

				Quarterly	Annual
	2Q08	1Q08	2Q07	Chg. %	Chg. %

Sales and Services Revenues	447,438	422,700	352,605	5.9%	26.9%
Deduction from Gross Revenues	(33,170)	(31,301)	(26,259)	-6.0%	-26.3%
Net Revenues	414,268	391,399	326,346	5.8%	26.9%
Cost of Goods Sold (COGS)	(351,422)	(334,504)	(295,330)	-5.1%	-19.0%
Gross Profit	62,846	56,895	31,016	10.5%	102.6%
Operating Revenue (Expenses)	(28,270)	(25,053)	(21,381)	-12.8%	-32.2%
Selling Expenses	(4,931)	(4,237)	(4,052)	-16.4%	-21.7%
G&A Expenses	(19,608)	(17,763)	(15,111)	-10.4%	-29.8%
Financial Results	430	106	1,457	305.7%	-70.5%
Financial Revenues	6,658	5,426	4,129	22.7%	61.2%
Financial Expenses	(6,228)	(5,320)	(2,672)	-17.1%	-133.1%
Other Operating Revenues	1,855	1,428	5,214	29.9%	-64.4%
Other Operating Expenses	(6,016)	(4,587)	(8,889)	-31.2%	32.3%
Operating Profit	34,576	31,842	9,635	8.6%	258.9%
Non-Operating Results	(126)	14	(2)	n.m. *	n.m. *
Revenues	-	14	-	n.m. *	n.m. *
Expenses	(126)	-	(2)	n.m. *	n.m. *
Income Before Taxes	34,450	31,856	9,633	8.1%	257.6%
Income tax and Social Contribution Provision	(7,003)	(8,979)	(3,579)	22.0%	-95.7%
Deferred Income Taxes	(4,984)	(1,780)	50	-180.0%	n.m. *
Net Income (loss)	22,463	21,097	6,104	6.5%	268.0%
Number of Shares Excluding Treasury (in '000)**	15,691	15,691	16,755	0.0%	-6.4%
EPS (R$)	1.43157	1.34453	0.36430	6.5%	293.0%

* n.m. not measured.
** Due to the reversal split realized on November 17, 2007, shares excluding treasury was divided by 20 for comparison among periods.

Balance Sheet (R$ Thousand)

Assets	06/30/2008	03/31/2008	06/30/2007

Total Assets	854,735	785,606	580,609
Current Assets	479,036	434,438	314,041
Cash and equivalents	341,434	288,568	201,342
Credits (Clients)	99,349	87,086	73,183
Deferred and Recoverable Taxes	25,888	46,741	29,199
Prepaid expenses	3,776	3,592	2,979
Others assets	8,589	8,451	7,338
Non-current Assets	375,699	351,168	266,568
Long-term Assets	58,704	52,116	43,357
Deferred and Recoverable Taxes	20,670	19,112	19,347
Judicial deposits	25,412	20,685	11,958
Credits Receivable	11,583	11,373	11,209
Others assets	1,039	946	843
Fixed Assets	316,995	299,052	223,211
Plant, property and equipament	238,830	228,148	174,981
Intangible Assets	78,165	70,904	48,230

Liabilities	06/30/2008	03/31/2008	06/30/2007

Total Liabilities	854,735	785,606	580,609
Current Liabilities	254,180	273,036	207,019
Short-term loans & financing	690	450	-
Suppliers	50,432	49,561	45,642
Taxes payable	30,915	48,285	23,209
Dividends payable	1,457	14,291	816
Wages and benefits	169,495	159,217	136,291
Others	1,191	1,232	1,061
Non-current Liabilities	266,715	201,193	44,492
Long-term Liabilities	266,715	201,193	44,492
Long-term loans & financing	212,062	150,142	-
Provisions	52,586	48,805	41,713
Others	2,067	2,246	2,779
Shareholders' Equity	333,840	311,377	329,098
Capital Stock	223,873	223,873	223,873
Capital reserves	9,254	9,254	9,386
Revenue reserves	57,153	57,153	73,690
Accrued Income	43,560	21,097	22,149

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 29, 2008

CONTAX PARTICIPAÇÕES S.A.

By:	/S/ Michel Neves Sarkis
Name: Michel Neves Sarkis Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.